Exhibit 99.1

Akumin Announces 2022 Financial Guidance and Files Corporate Presentation

Following the Acquisition of Alliance Healthcare Services

Dec 15, 2021 – Plantation, FL – Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin” or the “Company”) is pleased to announce today its full-year 2022 financial guidance, following the previously announced closing of the Alliance Healthcare Services, Inc. (“Alliance”) acquisition. The Alliance acquisition closed on September 1, 2021, and Consolidated Financial Results for the quarter ended September 30th, 2021, which includes only one month of Alliance results, were released on December 13th, 2021.

Akumin currently expects that the financial results of the combined company for 2022 will be as follows:

Summary Consolidated Financial Results (in thousands, except for per share amounts)

Akumin Full- Year 2022 Guidance
Revenue	$760-780mm
Adjusted EBITDA (1)	$155-170mm
Capex (2)	$85mm

(1)	See “Non-IFRS Measures” below.
(2)	Capex includes $59mm of growth Capex vs $26mm maintenance capex..

Akumin is also pleased to announce that it has filed its corporate presentation for the combined enterprise, and it is now available on the company’s website https://akumin.com/investor-relations/reports/. The Company looks forward to discussing the merits of the new Akumin platform, and its future outlook, on the upcoming investor call, details of which are below.

Unless otherwise indicated, all amounts are expressed in U.S. dollars. Certain metrics are non-GAAP measures. See “Non-GAAP Measures” of this press release for further details. The Company’s consolidated financial statements for Q3 Fiscal 2021 and related management’s discussion and analysis are available in Akumin’s public disclosure at www.sedar.com and www.sec.gov.

Investor Presentation

Akumin would like to invite interested parties to an investor presentation to be held on Friday, December 17, 2021 from 8:00 a.m. to 9:00 a.m. Eastern Time where management will discuss changes to the Company’s business resulting from the closing of the Alliance HealthCare Services acquisition, as well as Q3 Fiscal 2021 results. To access the conference call, dial toll-free in the U.S. or Canada 888-394-8218 or, for international callers, 647-484-0475. A related presentation will be available from Akumin’s public disclosure at www.sedar.com or www.sec.gov and also from Akumin’s website (www.akumin.com) and at https://akum.in/InvestorPresentation. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation. The webcast archive will be available for 90 days. A replay of the presentation will also be available until Friday, December 24, 2021 by calling 647-436-0148 or toll-free 1-888-203-1112, using passcode number 6766278.

About Akumin

Akumin is a national partner of choice for U.S. hospitals, health systems and physician groups, with comprehensive solutions addressing outsourced radiology and oncology service line needs. With the acquisition of Alliance HealthCare Services, Akumin now provides (1) fixed-site outpatient diagnostic imaging services through a network of more than 200 owned and/or operated imaging locations; and (2) outpatient radiology and oncology services and solutions to approximately 1,000 hospitals and health systems across 46 states. By combining clinical and operational expertise with the latest advances in technology and information systems, Akumin and its ~4,000 Team Members facilitate more efficient and effective diagnosis and treatment for patients and their providers in 46 states. Akumin’s imaging procedures include MRI, CT, positron emission tomography (PET and PET/CT), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures; our cancer care services include a full suite of radiation therapy and related offerings. For more information, visit www.akumin.com and www.alliancehealthcareservices-us.com.

Non-GAAP Measures

This press release refers to certain non-GAAP measures. These non-GAAP measures are not recognized measures under United States generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP. There is unlikely to be comparable or similar measures presented by other companies. Rather, these non-GAAP measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. We use non-GAAP financial measures, such as “Adjusted EBITDA”. These non-GAAP measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We believe the use of these non-GAAP measures, along with GAAP financial measures, enhances the reader’s understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value, and making investment decisions. We also believe that securities analysts, investors, and other interested parties frequently use non-GAAP measures in the evaluation of issuers. Our management uses non-GAAP measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. Definitions and reconciliations of non-GAAP measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated December 13, 2021 available in our public disclosure at www.sedar.com and www.sec.gov.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information or forward-looking statements. In some cases, but not necessarily in all cases, such statements or information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events. In particular, this press release contains forward-looking information and statements regarding expected revenue, Adjusted EBITDA, and Capex.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our management’s discussion and analysis for the quarter ended September 30, 2021 dated December 13, 2021, which is available at www.sedar.com and www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com